

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 13, 2007

Mr. Martin J. Lyons
Vice President and Controller
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

> **Re:** **Ameren Corporation, File No. 1-14756**
> **Union Electric Company, File No. 1-2967**
> **Central Illinois Public Service Company, File No. 1-3672**
> **Ameren Energy Generating Company, File No. 333-56594**
> **CILCORP, Inc., File No. 2-95569**
> **Central Illinois Light Company, File No. 1-2732**
> **Illinois Power Company, File No. 1-3004**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**

Dear Mr. Lyons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant